UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2022

(Report No. 2)

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On October 20, 2022, G Medical Innovations Holdings Ltd. (the “Company”) entered into an agreement with Jonathan B. Rubini (the “Investor”) in connection with a private placement investment for 2,777,777 ordinary shares, par value $0.09 per share (“Ordinary Shares”), and warrants to purchase 2,777,777 Ordinary Shares with price of $0.18 per share and associate warrant, for aggregate consideration of $500,000. The warrants are exercisable at any time beginning 30 days after issuance with a term of five years from issuance. In connection with this private placement investment, the Investor and Company agreed, inter alia, to amend the applicable interest rate and conversion price adjustment date of the 10% Convertible Debenture, originally dated April 7, 2021, as amended and restated on June 1, 2022.

The Company intends to use the net proceeds for working capital purposes.

In addition, on October 6, 2022, Dr. Yacov Geva, our Chief Executive Officer and major shareholder, provided a letter to our Board of Directors in which he committed to finance the Company’s operations for the next 12 months until October 15, 2023, provided and as long as he continues to be a controlling shareholder and/or the Company cannot be financed externally from any other sources and/or until a sum of $10 million is received by the Company for its operations this year, whichever is earlier. In exchange, for providing this commitment, our CEO will be issued 2.5 million Ordinary Shares of the Company and 2.5 million warrants to purchase Ordinary Shares of the Company (on a cashless basis) at an exercise price of $0.22 per share, which was the closing price for our Ordinary Shares as of the day of giving this commitment.

Copies of the Securities Purchase Agreement, the Second Amended and Restated Convertible Debenture, Warrant to Purchase Ordinary Shares and our CEO’s Financing Commitment Letter are filed as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated by reference herein. The foregoing summaries of such documents are subject to, and qualified in their entirety by reference to, such exhibits.

The securities described herein have not been registered under the Securities Act of 1933, as amended, and may not be sold in the United States absent registration or an applicable exemption from the registration requirements.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Securities Purchase Agreement dated October 20, 2022, between the Company and Jonathan B. Rubini.
99.2	Second Amended and Restated Convertible Debenture dated October 20, 2022, originally issued by the Company to Jonathan B. Rubini on April 7, 2021.
99.3	Warrant to Purchase Ordinary Shares issued by the Company to Jonathan B. Rubini under the Securities Purchase Agreement dated October 20, 2022.
99.4	Financing Commitment Letter to the Board of Directors of the Company from Dr. Yacov Geva dated October 6, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: October 27, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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